SEC
Mail Processing
Section

FEB 25 2010

[redacted]
122

10026905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 50629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-Jan-09 (MM/DD/YY) AND ENDING 31-Dec-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedge Harbor Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bruce H. Lipnick (212) 207-8786
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SD
3/9/2010

OATH OR AFFIRMATION

I, Bruce H. Lipnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hedge Harbor Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTION

Bruce H. Lipnick
Signature

Chairman & Chief Executive Officer
Title

Notary Public

SANDRA BORZOMI
Notary Public, State of New York
No. 01BO5056762
Qualified in Nassau County
Commission Expires 5/22/2010

5/22/2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGE HARBOR INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

HEDGE HARBOR INC.

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statement 3-6

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Hedge Harbor Inc.

We have audited the accompanying statement of financial condition of Hedge Harbor Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hedge Harbor Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

HEDGE HARBOR INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	397,756
Fees receivable		17,481
Due from affiliate		3,418
Other assets		978
	$	419,633
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	38,377
Due to parent and affiliate		13,365
Payable to placement agents		9,192
Corporate taxes payable		505
		61,439
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		2,265,820
Accumulated deficit		(1,907,627)
Total stockholder's equity		358,194
	$	419,633

See accompanying notes to financial statement.

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Hedge Harbor Inc. (the "Company"), formerly known as Asset Alliance Investment Services, Inc. (until May 8, 2008), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company provides a broad range of marketing and investor services for private investment products advised or managed by entities affiliated with the parent and by non-affiliated asset managers with which the Company has a placement agreement in place. The Company is a registered broker-dealer under the Securities Exchange Act of 1934; the Financial Industry Regulatory Authority ("FINRA"); the Commodity Futures Trading Commission (the "CFTC"); and the National Futures Association (the "NFA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue Recognition

The Company's revenues are derived from fees earned for private placement services provided for products advised or managed by a subsidiary of the Parent, and certain affiliated and non-affiliated companies. Certain of these fees are trail fees associated with the private placement of a structured product. Often these revenues are derived from management and incentive fees earned by the companies with which the company has placement agreements for their investment advisory services or other related services. These revenues are usually calculated based on assets under management and are often payable on a monthly or quarterly basis. Certain fees earned by the Company will be ongoing, so long as the assets placed by the Company remain in the management of the companies where they were placed. (See also Note 7 – Related Party Transactions.) The Company may also perform placement services for affiliated companies for which no fees are earned.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce retained earnings. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to retained earnings as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2009, the Company's net capital was approximately $336,000 which was approximately $291,000 in excess of its minimum requirement of $45,000.

3. Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local income tax returns. Federal, and combined state and local taxes, have been calculated in the financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives federal tax benefits on the Company's behalf. In 2009, the Parent was unable to absorb the tax benefit of the Company's loss. Accordingly, no amounts for federal income taxes receivable are recorded as due from Parent and affiliate at December 31, 2009.

At December 31, 2009, the Company has tax losses available for offset against future years' taxable income of approximately $2,000,000, expiring between 2017 and 2029. The Company's NOL results in a deferred tax asset of approximately $690,000 for federal income tax purposes, approximately $163,000 for New York State income tax purposes and approximately $174,000 for New York City income tax purposes. The Company has provided a full valuation allowance to reduce its related deferred tax asset to zero because of the uncertainty relating to realizing such benefits in the future. The Company's valuation allowance changed by approximately $298,000 for the year ended December 31, 2009 reflective of 2009's net loss.

A valuation allowance was established to offset the net operating loss carryforward and other deferred tax assets to the extent it is more-likely-than-not, based upon available evidence, that the recorded value will not be realized. Realization is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of certain taxable temporary difference.

The effective tax rate differs from the U.S. federal statutory rate primarily from the change in the valuation allowance.

4. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2009, approximately 78% of the Company's revenues were from five customers. Amounts due from these customers of $17,481 as of December 31, 2009 are included in fees receivable on the accompanying statement of financial condition.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Commitments and contingencies

Management of the Company, after consultation with legal counsel, does not believe there are any open legal matters that will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

7. Related party transactions

Placement Revenues and Fees

The Company has entered into agreements with its Parent and a subsidiary which is an investment advisor. Included in placement revenues for 2009 are $7,034 of fees earned by the Company primarily for services provided to these affiliated companies. The Company generally receives placement revenues on a quarterly basis.

Placement expenses for 2009 include $3,458 of payments made primarily to principals of an affiliated company with respect to services provided by such principals as well as $5,715 for placement services provided by Hedge Harbor Limited, a non-US entity affiliated with the Company for which placement revenues were paid to the Company. Due to parent and affiliate includes $5,715 payable to Hedge Harbor Limited for placement fees.

Due from affiliate includes placement revenues receivable from the Parent and its investment advisory subsidiary in the amount of $3,418. To the extent that revenues are not received by the Company, the Company is contractually relieved from remitting fees to third parties.

Shared Services Agreement

Certain administrative services are provided by entities affiliated with the Company. In this regard, certain operating expenses of these affiliates are allocated to the Company based on an agreed-upon allocation. During the year ended December 31, 2009, the Company was allocated rent and salary expenses in the amount of approximately $264,000. Due to parent and affiliate includes $7,650 owed for certain of these allocated costs.

8. Liquidity

The Parent recognizes the nature of the Company's business activities and that certain operating costs may need to be funded for a period of time until investors improve the level of allocations they make to the funds and accounts advised by managers with which Hedge Harbor has placement agreements. In this regard, in February 2010 the Parent made an additional capital contribution of $300,000 to the Company which it believes is adequate to cover the cash flow deficit through year-end.